

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

<u>Via E-mail</u>
Marilyn Montgomery
Chief Executive Officer
Your Event, Inc.
7065 W. Ann Road, #130-110
Las Vegas, Nevada 89130

> **Re: Your Event, Inc.**
> **Amendment No. 1 to Form 10-Q for**
> **Fiscal Quarter Ended February 28, 2011**
> **Filed May 12, 2011**
> **Amendment No. 1 to Form 10-Q for**
> **Fiscal Quarter Ended November 30, 2010**
> **Filed May12, 2011**
> **Amendment No. 1 to**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed August 15, 2011**
> **File No. 000-53164**

Dear Ms. Montgomery:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Mara L. Ransom

                                                Mara L. Ransom
                                                Assistant Director